Exhibit (a)(1)(D)

To:	[Calamos Employee]

From:	Gary J. Felsten

Date:	June 22, 2009

Re:	Calamos Asset Management, Inc. (“Calamos”) Offer to Exchange Certain Stock Options for New Stock Options (“Program”) — Notice of Withdrawal Instructions
If you would like to withdraw your election to exchange one or more of your eligible stock option grants, you must notify Missy Haas of the Human Resources Department of Calamos Asset Management, Inc. (“HR Department”) of your withdrawal election before 3:00 p.m., Central Daylight Time (“CDT”) on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended). Any withdrawal election received after that time will not be accepted.
You may either (i) submit a new, completed and signed election form or (ii) submit a copy of your prior election form with your changes noted and each change initialed and dated. The form must be sent to Missy Haas of the HR Department at the following address:
Calamos Asset Management, Inc.
Human Resources Department
Attention: Missy Haas
2020 Calamos Court
Naperville, IL 60563
To be effective, the new or edited form must be properly completed and received by Missy Haas before the expiration deadline of 3:00 p.m., CDT, on Thursday, July 23, 2009 (or such later date as may apply if the exchange offer is extended).
Your withdrawal will be effective as of the date a properly completed form is received by Missy Haas. You are responsible for making sure that the form is received by Missy Haas before expiration of the Program. If you miss the deadline to submit a form, but remain an eligible employee, your previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Program. You should consider retaining copies of all forms for your own files.
Once you have withdrawn eligible stock options, you may again surrender such eligible stock options by once again making an election to surrender the eligible stock options in accordance with the Offer to Exchange and the related election form prior to the expiration of the Program.
If you have administrative questions relating to the Program, please contact Missy Haas in the HR Department at (630) 245-1798. If you have any other questions, please send your written requests to mhaas@calamos.com. We will review the questions and if appropriate, provide a response in an updated Q&A document. The updated Q&A will be filed with the SEC and posted at the SEC’s website at www.sec.gov and at the Company’s Investor Relations web site at http://investors.calamos.com You will be notified via e-mail of updated Q&A documents.